UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ASPIRIANT REAL ASSETS FUND

(Name of Subject Company (Issuer))

ASPIRIANT REAL ASSETS FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

04539D103

(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

(215) 988-2700

April 28, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on April 28, 2026 by Aspiriant Real Assets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in the Fund in an aggregate amount up to $9,400,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on April 28, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on June 17, 2026.

2. As of June 17, 2026, eight (8) Shareholders validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered and accepted by the Fund pursuant to the Offer was calculated as of June 30, 2026 in the amount of $1,428,395.

4. Promissory notes in the amount of the purchase price of the Shares or portions of Shares tendered were issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund’s administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. Two (2) Shareholders, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholders 100% of the Shareholders’ unaudited net asset value of the Shares tendered. Cash payments in the amount of the unaudited net asset value of the Shares tendered were wired to the accounts designated by such Shareholders in their Letter of Transmittal on August 17, 2026. Six (6) Shareholders, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholders at least 98% of the Shareholders’ unaudited net asset value of the Shares tendered (the “Initial Payment”). The Fund paid the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the Shares tendered and purchased as of June 30, 2026 (as it may have been adjusted based upon the annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payments will be paid in full within 5 business days after the completion of the Fund’s annual audit at the end of May 2027. Initial Payments in the amount of at least 98% of the Shareholders’ unaudited net asset value of the Shares tendered were wired to the accounts designated by such Shareholders in their Letters of Transmittal on August 17, 2026.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on April 28, 2026 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables is attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASPIRIANT REAL ASSETS FUND

By:	/s/ Benjamin Schmidt
Name:	Benjamin Schmidt
Title:	President and Principal Executive Officer

September 16, 2026

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table